Issuer Free Writing Prospectus
Dated April 25, 2008
Filed Pursuant to Rule 433
Registration Statement No. 333-148486

Translation of the Summary of the Prospectus of Colfax Corporation dated April 25, 2008

We have filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (SEC) in connection with the offering of shares of our common stock in the United States (Registration No. 333-148486). Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, any underwriter participating in the offering will arrange to send you the prospectus, which you may request by calling +1- 212 449 1000.

A copy of the most recent prospectus that satisfies the requirements of the SEC can be found at the following URL link: http://www.totalmerrill.com/publish/mkt/prospectus/pdfs/red_cfx.pdf.

Neither the SEC nor any state securities commission in the United States has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense in the United States.

Översättning av sammanfattningen av Colfax Corporations prospekt daterat 25 april 2008

Vi har lämnat in ett s.k. registration statement (inklusive prospekt) till United States Securities and Exchange Commission (SEC) i samband med erbjudandet av stamaktier i Förenta staterna (reg.nr. 333-148486). Före en investering bör prospektet i ovan nämnda registration statement, liksom övriga dokument som lämnats in till SEC, läsas för mer fullständig information om Colfax Corporation och detta erbjudande. Dessa dokument kan erhållas utan kostnad genom att besöka EDGAR på SEC:s hemsida, www.sec.gov. Alternativt kan alla emissionsinstitut som deltar i erbjudandet skicka prospektet, som kan beställas genom att ringa +1- 212 449 1000.

En kopia av det senaste prospektet som uppfyller SEC:s krav återfinns på följande URL-länk: http://www.totalmerrill.com/publish/mkt/prospectus/pdfs/red_cfx.pdf.

Varken SEC eller någon delstatlig värdepappersmyndighet i Förenta staterna har godkänt eller icke godkänt dessa värdepapper eller avgjort huruvida detta prospekt är sanningsenligt eller fullständigt. Varje påstående om motsatsen är en straffbar handling i Förenta staterna.

SAMMANFATTNING AV PROSPEKTET

Följande sammanfattning ska endast ses som en introduktion till detta prospekt. Ett beslut om att investera i Colfax Corporations aktier ska baseras på en bedömning av den detaljerade informationen och den finansiella informationen med tillhörande noter i prospektet i dess helhet. Denna sammanfattning innehåller inte nödvändigtvis all information som bör tas i beaktande före investering i våra aktier. Före ett investeringsbeslut bör prospektet läsas noggrant i sin helhet, inklusive avsnittet “Risk Factors” och den finansiella informationen för koncernen med tillhörande noter. Colfax Corporation ansvarar för innehållet i sammanfattningen av detta prospekt. Colfax Corporation kan emellertid endast göras ansvarig för innehållet i sammanfattningen om sammanfattningen är vilseledande, felaktig eller motsägande i förhållande till de andra delarna av prospektet. Om rättsliga krav framförs med anledning av informationen i detta prospekt, kan en investerare som agerar kärande bli tvungen att svara för kostnader för översättning av prospektet inför inledande av en rättsprocess i enlighet med den specifika medlemsstatens i EES lagstiftning.

Vår verksamhet

Vi är en global leverantör av ett brett urval av vätskehanteringsprodukter, inklusive pumpar, vätskehanteringssystem och specialventiler. Vi anser oss vara den ledande tillverkaren av roterande deplacementspumpar, vilka inkluderar skruvpumpar, kugghjulspumpar och excenterskruvpumpar. Vi har världsomspännande tillverkning, med produktionsanläggningar i Europa, Nordamerika och Asien, såväl som världsomspännande försäljnings- och distributionskanaler. Våra produkter har en mängd tillämpningsområden inom fem strategiska marknader: handelsflotta, olja och gas, kraftproduktion, marina fartyg och allmän industri. Vi designar och utvecklar våra produkter till höga kvalitets- och pålitlighetsstandarder, för användning i kritiska vätskehanteringsapplikationer där prestanda är av största vikt. Vi erbjuder också skräddarsydda vätskehanteringslösningar för att tillgodose individuella behov hos konsumenter, baserat på vår djupa tekniska kunskap om de applikationer i vilka våra produkter används. Våra produkter marknadsförs i allmänhet under varumärkena Allweiler, Fairmount, Houttuin, Imo, LSC, Portland Valve, Tushaco, Warren, och Zenith. Vi anser att våra varumärken är välkända och har en ledande ställning i vår bransch. Allweiler, Houttin, Imo och Warren är bland de äldsta och mest erkända varumärkena på de marknader där vi är aktiva, där Allweiler har anor från 1860.

Vi levererar till en global kundbas på en mängd olika marknader genom en kombination av egna medarbetare för direkt försäljning och marknadsföring och externa distributionskanaler. Vår kundbas är starkt diversifierad och innefattar kommersiella, industriella, marina och statliga kunder, såsom Alfa Laval, Cummins, General Dynamics, Hyundai Heavy Industries, Siemens, Solar Turbines, Thyssenkrupp, U.S. Navy och ett flertal andra suveräna flottor världen över. Vi har en stor installerad bas, som tillsammans med den kritiska naturen hos de applikationer i vilka våra produkter används leder till en tendens hos våra kunder att ersätta “lika produkter med lika”. Denna tendens leder till en betydande efterfrågan på ersättningsprodukter såväl som reservdelar och underhållsservice på eftermarknaden.

Vi använder oss av en omfattande samling verktyg och processer, kallad Colfax Business System, eller CBS. CBS är en disciplinerad strategisk planerings- och verkställandemetodologi, utformad för att uppnå förträfflighet och ett ekonomiskt resultat i världsklass i alla avseenden av vår verksamhet, genom att fokusera på Voice of the Customer och kontinuerligt förbättra kvalitet, leverans och kostnader.

Vi har en erfaren ledningsgrupp, som har utformat en fokuserad industriell tillverkningsverksamhet med starka marknadspositioner inom vätskehanteringsbranschen. Vi anser oss vara väl positionerade för att fortsätta växa genom att utöka våra produktutbud och utöka vår kundbas inom var och en av våra strategiska marknader. Vi har också med framgång slutfört och integrerat flera förvärv, och förväntar oss att fortsätta söka förvärva kompletterande verksamheter som kan bredda vår produktportfölj, utöka vår geografiska räckvidd och förstärka vår position på våra strategiska marknader.

Våra marknadsmöjligheter

Den globala vätskehanteringsindustrin är starkt fragmenterad, med över 10 000 företag som konkurrerar på ett flertal marknader och sektorer av ekonomin. Eftersom vätskehanteringsprodukter ofta används i kritiska applikationer, bedömer vi att de mest framgångsrika branschaktörerna är de som har den tekniska kapaciteten att möta kundernas specifikationer, kan erbjuda produkter med rykte av kvalitet och pålitlighet och kan leverera i tid och med starkt eftermarknadsstöd.

Vi anser att det finns en stark tillväxtpotential för våra produkter och tjänster i våra strategiska marknader, vilka är globala till sin natur och har ett behov av avancerade, kritiska vätskehanteringslösningar. Vi anser att vår globala närvaro möjliggör för oss att framgångsrikt konkurrera i alla våra marknader över hela världen.

Våra komparativa styrkor

Vi anser att följande komparativa styrkor positionerar oss som en förstklassig leverantör av vätskehanteringsprodukter och kommer bidra till vår framtida tillväxt:

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Stark marknadsposition, bred produktportfölj och ledande varumärken.    Vi anser att vi är en ledande tillverkare av roterande deplacementspumpar, vilka innefattar skruvpumpar, kugghjulspumpar och excenterskruvpumpar. Vi erbjuder en bred portfölj av vätskehanteringsprodukter som tillgodoser kritiska behov hos kunder inom många branscher. Våra varumärken är bland de äldsta och mest erkända på de marknader där vi agerar.

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Stark applikationsexpertis.    Vi anser att vårt rykte för kvalitet och teknisk expertis positionerar oss som en förstklassig leverantör av vätskehanteringsprodukter. Med över 140 års erfarenhet har vi en betydande expertis inom utveckling och tillverkning av vätskehanteringsprodukter som används i kritiska applikationer, såsom smörjning av kraftgenererande turbiner, transport av råolja genom pipelines och överföring av tung brännolja ombord på handelsfartyg.

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Betydande globalt försäljnings-, distributions- och tillverkningsnätverk.    Vi säljer samtliga våra produkter genom över 300 medarbetare för direkt försäljning och marknadsföring och mer än 450 auktoriserade distributörer i 79 länder. Vi anser att vår globala räckvidd inom den starkt fragmenterade, världsomspännande vätskehanteringsbranschen gör det möjligt för oss att bättre bistå våra kunder. Vår europeiska, nordamerikanska och asiatiska tillverkningskapacitet ger oss förmågan att optimera inköp av råmaterial, transport- och produktionskostnader och minska valutarisken.

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Vi använder CBS för att kontinuerligt förbättra vår verksamhet.    CBS är vårt affärsledningssystem, utformat för att uppmuntra en kultur av kontinuerliga förbättringar i alla aspekter av vår verksamhet och strategiska planering. CBS är utarbetad utifrån Danaher Business System och fokuserar på genomförande av grundorsaksanalys, utvecklande av processförbättringar och genomförande av hållbara system. Vårt angreppssätt tar sikte på hela verksamheten, inte bara tillverkningsanläggningarna.

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Stor installerad bas som genererar försäljning och service på eftermarknaden.    Med produkter med anor från 1860 har vi en betydande installerad bas inom en mängd branscher. Med anledning av de kritiska applikationer i vilka våra produkter används, och den höga kvaliteten och pålitligheten hos våra produkter, bedömer vi att det finns en tendens hos våra kunder att ersätta “lika produkter med lika”. Denna tendens leder till betydande efterfrågan på eftermarknaden för ersättningsprodukter såväl som reservdelar, reparationer och underhållsservice. Under året som slutade 31 december 2007 uppskattar vi att cirka 25 procent av våra intäkter härrörde från försäljning och service på eftermarknaden.

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Bred och diversifierad kundbas.    Vår kundbas spänner över ett flertal branscher och är geografiskt spridd. Cirka 66 procent av vår omsättning under 2007 härrörde från verksamhet utanför USA. Därutöver stod ingen enskild kund för mer än tre procent av vår omsättning under samma period.

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Ledningsgrupp med stor branscherfarenhet och fokus på strategisk utveckling.    Vi leds av en senior ledningsgrupp med ett genomsnitt på mer än 20 års erfarenhet av industriell tillverkning. John A. Young, vår verkställande direktör, är en av våra grundare och spelade en nyckelroll i utvecklingen av den förvärvsstrategi som grundade vårt företag. Sedan 1995 har vi, som en del i den strategin, förvärvat tolv bolag och avyttrat verksamheter som inte passar in i vår långsiktiga tillväxtstrategi.

Vår tillväxtstrategi

Vi har för avsikt att fortsätta att öka vår omsättning, utöka vår geografiska räckvidd, bredda vårt produktutbud och förbättra vår lönsamhet genom följande strategier:

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Tillämpa CBS för att driva på lönsam omsättningstillväxt och öka aktievärdet.    Kärnelementet i vår ledningsfilosofi är CBS, som vi tillämpar i var och en av våra verksamheter. CBS är en strategisk metodologi för planering och verkställande, utformad för att uppnå förträfflighet i världsklass i alla aspekter av vår verksamhet. CBS fokuserar vår organisation på kontinuerlig förbättring och avkastningsmål genom att bemyndiga våra medarbetare att utveckla innovativa strategier för att tillgodose kundernas behov. CBS är inte en statisk process, utan fortsätter att utvecklas allteftersom vi jämför oss med förstklassiga industriella företag.

•	Genomföra marknadsfokuserade strategier. Vi anser att våra fem strategiska marknader är attraktiva på grund av deras pågående investeringsbehov, tillväxttakt och globala natur.

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Handelsflottan—Vi avser att fortsätta att utöka vår installerade bas av produkter och öka vår eftermarknadsförsäljning och våra intäkter från service. Vi avser också att utöka vår kapacitet i Asia Pacific-regionen genom att använda våra kinesiska och indiska anläggningar för att erbjuda lokalt tillverkade produkter, sänka tillverkningskostnader och tillhandahålla lokal kundservice och -support.

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Olja och gas—Vi avser att följa vår strategi att erbjuda olje- och gaskunder förbättrad effektivitet och lägre totalkostnad för ägande genom att ersätta äldre produkter som nu är i bruk med våra mer effektiva produkter. Vi avser också att ta tillvara på det ökande behovet av komplexa färdiga helhetssystem genom utveckling av lösningar som kan lösa den svåra uppgiften att hantera varierande blandningar av tung råolja, naturgas och vatten samtidigt. Vi avser att fortsätta rikta in oss på de snabbt växande olje- och gasmarknaderna världen över, inklusive Asien och utvecklingsländer.

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Kraftproduktion—Vi avser att använda vår omfattande expertis inom kraftproduktionsapplikationer för att fortsätta vår tillväxt som en leverantör av färdiga helhetssystem på denna marknad. Vi avser också att använda vår globala närvaro för att stärka relationer med stora tillverkare av originalutrustning.

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Marina fartyg—Vi avser att fortstätta att designa, utveckla och tillverka högkvalitativa vätskehanteringssystem för att tillgodose de framväxande behoven globalt. Vi arbetar exempelvis för närvarande med U.S. Navy för att inkorporera avancerad elektronik och kontrollutrustning i våra produkter och vi fokuserar också på att utöka vår reparations- och servicekapacitet för marina kunder.

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Allmän industri—Vi avser att fortsätta att tillämpa vår applikationsexpertis för att förse våra kunder i diverse branscher, såsom kemi, massa- och pappersprocess och kommersiellt byggande, med en produktportfölj som kan lösa deras mest kritiska vätskehanteringsbehov. Vi avser också att utöka vår närvaro på den allmänna industriella marknaden genom att rikta in oss på nya applikationer för våra existerande produkter, använda regionalt inriktade strategier och utnyttja vår globala närvaro och våra försäljningskanaler för att sälja våra lösningar världen över.

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Fokusera på regioner med snabb tillväxt genom utnyttjande av vårt globala tillverknings-, försäljnings- och distributionsnätverk.    Vi avser att fortsätta att använda vår starka globala närvaro och världsomspännande nätverk av distributörer för att dra nytta av tillväxtmöjligheter genom att sälja regionalt utvecklade och marknadsförda produkter och lösningar över hela världen. Eftersom våra kunder har blivit alltmer globala i sin karaktär har vi utökat vår globala räckvidd för att betjäna våra kunder genom att upprätthålla en lokal närvaro i ett flertal marknader och investera i försäljnings- och marknadsföringskapacitet världen över. Vi har exempelvis nyligen utökat vår tillverkningskapacitet genom att etablera en anläggning i Kina och förvärva en indisk tillverkare av vätskehanteringsprodukter.

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Utveckla nya produkter, applikationer och teknologier.    Vi kommer att fortsätta utveckla våra nyckelprodukter för att tillgodose behoven hos nya och befintliga kunder och också för att förbättra vårt existerande produktutbud för att stärka vår marknadsposition. Vi avser att utveckla teknologiska, eller “SMART”-lösningar, vilka inkorporerar avancerad elektronik, sensorer och kontrollutrustning, genom användande av vår Voice of the Customer-process för att lösa specifika kundbehov. Vi anser att våra SMART-lösningar kommer att minska våra kunders totala ägarkostnader genom att tillhandahålla diagnoskapacitet i realtid för att minimera tiden för produktionsavbrott, öka operationell effektivitet och undvika onödiga kostnader.

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Utöka vårt utbud av system och lösningar.    Vi kommer att fortsätta att tillhandahålla vätskehanteringslösningar med högt förädlingsvärde genom att utnyttja vår utvecklings- och applikationsexpertis och våra starka varumärken och försäljningskanaler för att generera ökade intäkter. Vi avser att etablera regional systemtillverkningskapacitet för att möta våra kunders önskan att köpa färdiga helhetsmoduler och deras preferens för outsourcing av tillverkning. En del av vår strategi är att fortsätta att eftersträva en större andel av det totala projektvärdet genom att tillhandahålla kompletta system och lösningar, särskilt där vi kontrollerar projektutformningen.

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Fortsätta att genomföra strategiska förvärv som kompletterar vår plattform.    Vi anser att vätskehanteringsbranschens fragmenterade natur ger betydande konsoliderings- och tillväxtmöjligheter för företag med tillgång till kapital och ledningsexpertisen att genomföra ett disciplinerat förvärvs- och integrationsprogram. Vi tror oss kunna identifiera ett flertal attraktiva förvärvskandidater i framtiden och vi bedömer att den strategiska förvärvstillväxten kommer att ge oss en komparativ fördel i förhållande till mindre konkurrenter genom större förvärvskapacitet, större globalt försäljnings- och distributionsnätverk och en bredare portfölj av produkter och tjänster.

Övrig information

Bolagsinformation

Vi registrerade vårt bolag i Delaware 1998. Vårt huvudkontor är beläget på 8730 Stony Point Parkway, Suite 150, Richmond, Virginia 23235, Förenta staterna, och vårt telefonnummer till den adressen är +1 (804) 560-4070. Adressen till bolagets hemsida är www.colfaxcorp.com. Innehållet på vår hemsida utgör inte en del av detta prospekt.

Ledande befattningshavare

Vid detta erbjudandes genomförande, kommer vi ha en auktoriserad styrelse bestående av åtta ledamöter, av vilka en majoritet kommer att vara oberoende.

Följande tabell visar våra nuvarande ledande befattningshavare, styrelseledamöter, nyckelanställda och dem som kommer att bli ledande befattningshavare och styrelseledamöter vid erbjudandets fullbordande.

Name	Position
John A. Young	Verkställande direktör och styrelseledamot (eng. President and Chief Executive Officer and Director)
G. Scott Faison	Vice verkställande direktör (eng. Senior Vice President) och finanschef
Thomas M. O’Brien	Vice verkställande direktör (eng. Senior Vice President), finans, chefsjurist (eng. General Counsel) och styrelsesekreterare
Michael K. Dwyer	Vice verkställande direktör (eng. Senior Vice President), Divisionschef (eng. General Manager) - Asia Pacific
Steven W. Weidenmuller	Vice verkställande direktör (eng. Senior Vice President), Human Resources
Joseph B. Niemann	Vice verkställande direktör (eng. Senior Vice President), marknadsföring och strategisk planering
William E. Roller	Vice verkställande direktör (eng. Senior Vice President), Divisionschef- Americas

Mario E. DiDomenico	Vice verkställande direktör (eng. Senior Vice President), Divisionschef - Engineered Products
Dr. Michael Matros	Vice verkställande direktör (eng. Senior Vice President), Divisionschef - Allweiler
Mitchell P. Rales	Styrelseledamot
Steven M. Rales(1)	Styrelseledamot
Patrick W. Allender	Föreslagen styrelseledamot
C. Scott Brannan	Föreslagen styrelseledamot
Joseph O. Bunting III	Föreslagen styrelseledamot och vice verkställande direktör (eng. Vice President)
Thomas S. Gayner	Föreslagen styrelseledamot
Clay Kiefaber	Föreslagen styrelseledamot
Rajiv Vinnakota	Föreslagen styrelseledamot

(1)	Steven M. Rales har frånträtt sitt uppdrag som styrelseledamot med verkan omedelbart före tiden för s.k. registration statement (handlingar, inklusive prospekt, som lämnas in till U.S. Securities and Exchange Commission).

Revisorer

Våra revisorer är Ernst & Young LLP, en oberoende registrerad revisionsbyrå, One James Center, Suite 1000, 901 E. Cary Street, Richmond, VA, 23219, Förenta staterna.

Aktiekapital

Vid detta erbjudandes genomförande kommer vårt auktoriserade aktiekapital att bestå av 200 000 000 stamaktier med ett kvotvärde på 0,001 USD per aktie, och 10 000 000 preferensaktier med ett kvotvärde på 0,001 USD per aktie. Omedelbart efter erbjudandets genomförande kommer 41.229.588 stamaktier och inga preferensaktier att vara utestående.

Transaktioner med närstående

Vid detta erbjudandes genomförande avser vi att anta en policy för transaktioner med närstående enligt vilken våra ledande befattningshavare och styrelseledamöter och större aktieägare, inklusive deras familjemedlemmar, inte kommer att få ingå i en närståendetransaktion med oss utan samtycke från vårt revisionsutskott, ytterligare ett oberoende utskott i styrelsen eller styrelsen som helhet.

Vi betalar ett kvartalsvis arvode på 250.000 USD till Colfax Towers, Inc., ett företag som ägs i sin helhet av Mitchell Rales och Steven Rales. Joseph Bunting, för närvarande vice verkställande direktör (eng. Vice President) och föreslagen styrelseledamot, är anställd som ledande befattningshavare i Colfax Towers, Inc. Betalning av detta arvode kommer att upphöra vid genomförandet av detta erbjudande. I april 2005, i samband med försäljningen av vår kraftöverföringsverksamhet, löste vi in aktier av serie A konvertibla preferensaktier från Mitchell Rales och Steven Rales till ett aggregerat pris om 82.000.000 USD. Vi har ingått ett avtal avseende registreringsrätt (eng. registration rights) daterat 30 maj 2003 med två av våra styrelseledamöter och större aktieägare, Mitchell Rales och Steven Rales, enligt vilket de är berättigade till de rättigheter avseende registrering av vissa av deras aktier som uppkommer till följd av detta erbjudande enligt U.S. Securities Act. Vi har ingått ett ändrat och omformulerat aktieägaravtal med ett antal av våra aktieägare, som löper ut enligt dess villkor vid detta erbjudandes genomförande. Vi har åtagit oss att ersätta de säljande aktieägarna, Mitchell Rales och Steven Rales och vissa bolag ägda i sin helhet av dem, för den emissionsrabatt som ges vid försäljningen de aktier som de säljer. Vi har vidare åtagit oss att från emissionslikviden i detta erbjudande betala de säljande aktieägarna vissa fastställda men ej utbetalda utdelningar. Vi har för avsikt att ingå avtal om ansvarsbefrielse med våra styrelseledamöter och ledande befattningshavare.

Varumärken

Vi har rättigheterna till ett flertal firmanamn, servicemärken och varumärken som används i vår verksamhet, däribland Colfax, Allweiler, Fairmount, Houttuin, Imo, LSC, Portland Valve, Tushaco, Warren och Zenith i USA och, i tillämpliga fall, i andra länder. Detta prospekt innehåller även produktnamn och andra firmanamn och servicemärken som ägs av oss och andra bolag. De firmanamn och servicemärken som tillhör andra bolag är dessa bolags egendom.

Erbjudandet

Stamaktier som vi erbjuder	7.825.947 aktier(1)

Stamaktier erbjudna av de säljande aktieägarna	10.924.053 aktier(1)

Erbjudandet består av ett erbjudande till allmänheten av aktier i USA, Tyskland och Sverige, och en internationell s.k. private placement på andra platser. Erbjudandet till allmänheten i Tyskland och Sverige som täcks av detta prospekt består enbart av ett erbjudande av våra stamaktier till våra anställda såväl som till vissa distributörer, kunder, affärspartners och relaterade personer i en process kallad Erbjudande av reserverade aktier.

Utestående stamaktier efter erbjudandet	41.229.588 aktier

Noteringspris; prisintervall	Noteringspriset kommer att bestämmas efter utgången av den s.k. bookbuildingperioden och förväntas äga rum omkring 7 maj 2008. Prisintervallet inom vilket de institutionella investerarna får lägga sina köporder i den s.k. bookbuilding-processen avses ligga mellan 15,00 USD och 17,00 USD.

Avseende Erbjudande av reserverade aktier kommer noteringspriset att offentliggöras i Frankfurter Allgemeine Zeitung, en registrerad dagstidning i Frankfurt am Main, så snart det praktiskt är möjligt efter prissättningsdagen, i enlighet med den tyska lagen om prospekt för värdepapper (ty. Wertpapierprospektgesetz).

Emissionslikvidens användning

Vi beräknar att vår nettolikvid från detta erbjudande kommer att uppgå till cirka 111,3 miljoner USD, baserat på medelpunkten i det prisintervall som anges på framsidan av detta prospekt. Vi avser att använda denna nettolikvid till att återbetala 38,2 miljoner USD i utestående skulder inom ramen för vår kreditfacilitet, att utbetala utdelningar som fastställts men inte utbetalts uppgående till 35,1 miljoner USD till befintliga innehavare av preferensaktier, att betala cirka 22,5 miljoner USD i speciella bonusar till vissa personer i ledningen inom ramen för ett tidigare antaget bonusprogram, samt cirka 11,8 miljoner USD för att ersätta de säljande aktieägarna för den emissionsrabatt som ges vid försäljningen av de aktier som de säljer i detta erbjudande. Vi har också för avsikt att fastställa en utdelning från emissionslikviden från detta erbjudande till de preferensaktieägare som är registrerade omedelbart före detta erbjudandes fullbordande. Denna utdelning kommer att löpa med en ränta från 1 januari 2008 till detta erbjudandes fullbordande på motsvarande LIBOR plus 2,5 % av det ursprungliga köppriset på våra emitterade och utestående preferensaktier. Med en antagen slutdag för detta erbjudande den 12 maj 2008 kommer denna utdelning att uppgå

till 3,7 miljoner USD. Resterande del av emissionslikviden, om sådan finns, avses avsättas till rörelsekapital och andra allmänna bolagsspecifika ändamål.

Vi kommer inte att motta någon del av emissionslikviden från de säljande aktieägarnas försäljning av aktier.

Närstående bolag till Merill Lynch, Pierce Fenner & Smith Incorporated, vilka vi benämner Merill Lynch, UBS Securities LLC och Banc of America Securities LLC, vilka alla är emissionsinstitut inom ramen för detta erbjudande, är parter i vår kreditfacilitet. Närstående bolag till Merill Lynch och Banc of America Securities LLC kommer att erhålla cirka 3,6 miljoner USD respektive cirka 1,5 miljoner USD av emissionslikviden som avses användas av den del av emissionslikviden som används till att delvis återbetala utestående skulder inom ramen för vår kreditfacilitet.

Erbjudande av reserverade aktier	På vår begäran har emissionsinstituten reserverat upp till 937.500 aktier som erbjuds i detta prospekt för försäljning till noteringspriset till vissa av våra styrelseledamöter, ledande befattningshavare, anställda, distributörer, kunder, affärspartners och närstående personer. Om dessa personer förvärvar reserverade aktier kommer antalet aktier som erbjuds till allmänheten att minskas. Reserverade aktier som inte har bekräftats för köp senast kl 9.00 New York-tid dagen efter prissättningen av detta erbjudande, kommer att erbjudas av emissionsinstituten till allmänheten på samma villkor som gäller för övriga aktier.

För att kunna delta i Erbjudande av reserverade aktier måste du ha angetts av oss till emissionsinstituten som en behörig deltagare. Samtliga heltidsanställda, i den utsträckning det är tillåtet enligt tillämplig lag, och vissa andra personer har angetts av oss till emissionsinstituten som deltagare.

Erbjudandeperioden för deltagare i Erbjudande av reserverade aktier beräknas vara från och med dagen efter offentliggörandet av detta prospekt till och med 7 maj 2008. Om Du har mottagit ett meddelande från oss om att du är en behörig deltagare måste du lämna in din intresseanmälan (eng. “Indication of interest”) före den 2 maj 2008 i enlighet med instruktionerna som står däri, varefter emissionsinstituten kommer att öppna ett värdepapperskonto i ditt namn.

Om du har tilldelats aktier för köp vid tidpunkten då vi fastställer noteringspriset och du bekräftar ditt intresse att förvärva aktierna, åtar du dig ansvar att erlägga betalning senast vid slutdagen för erbjudandet (vilket förväntas bli den 12 maj 2008).

Leverans och betalning	Leverans av tilldelade aktier mot betalning av noteringspriset och de sedvanliga värdepapperscourtagen förväntas äga rum omkring den 12 maj 2008.

Notering	Vi avser att uppta våra stamaktier till handel på New York-börsen (NYSE) under handelsbeteckningen “CFX”.

Antalet utestående aktier efter erbjudandet inkluderar 593.659 oåterkalleliga Restricted Stock Units som tilldelas vid detta erbjudandes fullbordande och exkluderar upp till 5.906.341 återstående aktier reserverade för utfärdande inom ramen för vårt allmänna incitamentsprogram 2008. Såvida vi inte meddelar annat, förutsätter informationen i prospektet:

•	13.436,22841:1-split av våra utestående stamaktier som genomfördes den 21 april 2008,

•	att konvertering av samtliga utestående preferensaktier till stamaktier kommer ske vid genomförandet av detta erbjudande,

•	att emissionslikviden från detta erbjudande kommer att användas,

•	att vårt uppdaterade registreringsbevis samt antagandet av vår tillagda och uppdaterade bolagsordning anmäls för registrering omedelbart före genomförandet av detta erbjudande,

•	att noteringspriset på stamaktierna kommer att vara 16,00 USD per aktie, vilket är medelpunkten i prisintervallet som anges på framsidan av detta prospekt, och

•	att emissionsinstituten inte utnyttjar sin övertilldelningsoption att förvärva ytterligare upp till 2.812.500 aktier av oss.

(1)	Det totala antalet aktier som erbjuds av oss och de säljande aktieägarna är 18.750.000, under antagande att emissionsinstituten inte utnyttjar sin övertilldelningsoption. Medan det totala antalet aktier som erbjuds inte kommer att ändras är antalet aktier som anges såsom erbjudna av oss (7.825.947) och de säljande aktieägarna (10.924.053) en uppskattning och kan förändras baserat på noteringspriset per aktie. Det uppskattade antalet stamaktier som anges såsom erbjudna av oss och de säljande aktieägarna är baserat på ett uppskattat noteringspris på 16,00 USD per aktie, dvs medelvärdet av det prisintervall som anges på framsidan av detta prospekt. Antalet aktier som erbjuds av de säljande aktieägarna beräknas genom att dividera 174,8 miljoner USD (preferensaktiernas ursprungliga pris) med noteringspriset per aktie. Antalet aktier som erbjuds av oss beräknas genom att subtrahera antalet aktier som erbjuds av de säljande aktieägarna från det sammanlagda antalet aktier som erbjuds, 18.750.000.

Sammanfattning av koncernredovisning och annan information

Följande tabell visar vår sammanfattade koncernredovisning och annan information för de angivna perioderna. Den finansiella informationen för de tre år i den period som avslutades den 31 december 2006 härrör från vår koncernredovisning som har reviderats av Ernst & Young LLP.

Ni bör läsa denna information tillsammans med koncernredovisningen med tillhörande noter därtill samt “Management’s Discussion and Analysis of Financial Condition and Results of Operations” i det fullständiga prospektet som finns tillgängligt på engelska.

	Helår 1 januari - 31 december
	Granskade
Dollar i tusental, förutom belopp per aktie	2007	2006	2005
Resultaträkningsuppgifter:
Nettoomsättning	$506.305	$393.604	$345.478
Kostnad för sålda varor	330.714	256.806	222.353

Bruttovinst	175.591	136.798	123.125
Försäljnings—, generella och administrativa kostnader	98.500	80.103	74.594
Forsknings—och utvecklingskostnader	4.162	3.336	2.855
Ärvd (intäkt) kostnad avseende asbest	(50.346)	33.816	18.112

Rörelseintäkter	123.275	19.543	27.564
Räntekostnader	19.246	14.186	9.026
Uppskjuten skatt	39.147	3.866	6.907
Inkomster från kvarvarande verksamheter	64.882	1.491	11.631
Årets vinst	64.882	94	12.247
Vinst (förlust) per aktie från kvarvarande verksamheter—grundläggande och efter utspädning(1)	$1,79	$0,07	$(0.09)

	Per den 31 december 2007
Dollar i tusental	Verkligt	Justerat(2)
Balansräkningsuppgifter:
Kassa och bank	$48.093	$48.093
Goodwill och immateriella tillgångar, netto	185.353	185.353
Asbest försäkringstillgång, inklusive nuvarande andel	305.228	305.228
Summa tillgångar	896.540	896.540
Summa kortfristiga skulder	148.374	148.374
Asbestskadeståndsskyldighet, inklusive nuvarande andel	376.233	376.233
Summa skulder, inklusive nuvarande andel	206.493	168.367

	Helår 1 januari – 31 december
Dollar i tusental	2007	2006	2005
Övriga uppgifter:
EBITDA(3)(4)	$138.514	$29.627	$39.610

(1)	Beräknat baserat på intäkter från kvarvarande verksamheter tillängliga för innehavare av stamaktier.
(2)	Justerat för att återspegla vår försäljning av stamaktier i detta erbjudande vid ett förväntat pris om 16,00 USD per aktie, vilket är medelpunkten i prisintervallet, och vid mottagandet och användningen av nettointäkterna som beskrivs ovan i denna prospektsammanfattning under rubriken “Erbjudandet—Emissionslikvidens användning”.

(3)	EBITDA innefattar ärvd (intäkt) kostnad avseende asbest på $(50.346), 33.816 och 18.112 för räkenskapsåren som slutade 31 december 2007, 2006 respektive 2005, samt kostnad (intäkt) från avvecklade verksamheter på $1.397 och $(616) för räkenskapsåren som slutade 31 december 2006 respektive 2005.
(4)	Vi presenterar EBITDA eftersom vi anser att det ger värdefull information till investerare om oss, vår verksamhet och vår finansiella ställning. Vi definierar EBITDA som nettointäkter före effekterna av räntekostnader, skatter och avskrivningar.Vi anser att EBITDA är av nytta för investerare då det är ett av de mått som används av vår styrelse och ledning för att utvärdera vår verksamhet, inklusive i ledningens interna redovisning, i budget- och prognosprocesser, vid jämförelser av vårt rörelseresultat inom vår verksamhet samt med konkurrenter och med andra företag i branschen, som ett internt mått på profitabilitet, som en komponent i utvärderingen av vår förmåga och lämpligheten av att göra investeringar och större förvärv, och som ett verktyg att fastställa ledningens ersättning. Därutöver används EBITDA och liknande verktyg av investerare, kreditvärderingsinstitut och värdepappersanalytiker som ett nyckelverktyg för att jämföra företag i branschen och skuldbetalningsförmåga.

EBITDA är inte ett verktyg för att bedöma ekonomiskt resultat enligt god redovisningssed i USA (“US GAAP”) och skall således inte anses utgöra ett alternativ till nettointäkter eller någon annan indikator för rörelseresultat eller som ett alternativ till kassaflöde från den löpande verksamheten eller något annat verktyg för att bedöma likviditet som härleds i enlighet med US GAAP. Eftersom EBITDA beräknas före periodiska kostnader inklusive räntekostnader och skatter och det inte är justerat för investeringskostnader eller övriga periodiska kassabehov i verksamheten, bör det inte anses vara ett verktyg för uppskattning av medel som är fritt tillgängliga att investeras i verksamhetens tillväxt. Det finns ett antal viktigare begränsningar i användandet av EBITDA som ett analytiskt verktyg, inklusive följande:

•	EBITDA återspeglar inte vår räntekostnad;

•	EBITDA återspeglar inte vår skattekostnad eller de härför nödvändiga kontantbehoven; och

•

Trots att avskrivningar inte är kontanta utgifter under räkenskapsperioden kan de tillgångar som skrivs av kunna behöva ersättas i framtiden, och EBITDA återspeglar inte behoven av kontanta medel för sådana ersättningar.

Vi kompenserar dessa begränsningar genom att förlita oss främst på finansiella resultatmått och nyckeltal enligt US GAAP och använda EBITDA endast som ett komplement. Vi anser att en bedömning av EBITDA i kombination med en noggrann granskning av våra finansiella resultatmått och nyckeltal enligt US GAAP är den bäst underrättade metoden för att analysera vårt bolag.

Följande tabell härleder EBITDA från nettointäkter.

	Helår 1 januari – 31 december
	Granskade
Dollar i tusental	2007	2006	2005
Nettointäkter	$64.882	$94	$12.247
Räntekostnad	19.246	14.186	9.026
Uppskjuten skatt	39.147	3.866	6.907
Avskrivningar	15.239	11.481	11.430

EBITDA	$138.514	$29.627	$39.610

Händelser efter 31 december 2007

Vi uppskattar att vår nettoomsättning under det första kvartalet 2008 var mellan 130,0 miljoner USD och 131,0 miljoner USD. Vi uppskattar att rörelseintäkterna(1) under det första kvartalet 2008 var mellan 14,6 miljoner USD och 15,0 miljoner USD. Vi uppskattar att beställningar under det första kvartalet 2008 var cirka 180,3 miljoner USD och att vår orderstock per den 28 mars 2008 var cirka 353,6 miljoner USD. Våra uppskattningar av ovanstående är baserade på en preliminär analys av förväntade resultat och faktiskt resultat kan avvika signifikant från våra uppskattningar.

(1)	Vi uppskattar att rörelseintäkterna inkluderar cirka 3,4 miljoner USD i ärvd kostnad hänförlig till asbest, vilken består av 3,1 miljoner USD i rättsliga kostnader hänförlig till tvist mot vår asbestförsäkringsgivare och 0,3 miljoner USD i skadeståndsansvar och försvarskostnader hänförliga till asbestanspråk.

Sammanfattning av riskfaktorer

Vi är utsatta för ett flertal risker, av vilka en eller flera väsentligt kan skada Colfax finansiella ställning. Dessa risker är sammanfattningsvis:

•	Majoriteten av vår omsättning härrör från internationell verksamhet. Vi är utsatta för specifika risker som är förenade med internationell verksamhet.

•	Väsentliga fluktuationer i utländska valutakurser kan skada våra finansiella resultat.

•	Vi är beroende av tillgången på råmaterial, såväl som delar och komponenter som används i våra produkter.

•	Marknaderna som vi är verksamma på är hårt konkurrensutsatta och vissa av våra konkurrenter kan ha bättre resurser än vi. Att besvara denna konkurrens skulle kunna minska våra rörelsemarginaler.

•

Förvärv har utgjort en väsentlig del av vår tillväxtstrategi genom åren och förväntas fortsätta att göra det. Om vi är oförmögna att identifiera lämpliga förvärvskandidater eller att integrera de verksamheter som vi förvärvar eller att realisera de tänkta fördelarna, finns det risk att vår tillväxtstrategi inte lyckas. Förvärv innefattar ett flertal risker, däribland risker förenade med integrering och dolda eller underskattade risker.

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Vi kan behöva av ytterligare kapital för att finansiera vår tillväxt. Om ytterligare kapital är tillgängligt endast med otillfredsställande villkor eller om ytterligare kapital inte är tillgängligt alls, kommer vi inte ha möjlighet att genomföra vår tillväxtstrategi.

•	Ett väsentligt avbrott vid någon våra tillverkningsanläggningar kan negativt påverka vår möjlighet att generera intäkter och tillgodose våra kunders efterfrågan.

•	Förändringar i den allmänna konjunkturen och våra marknaders cykliska natur kan skada vår verksamhet och vårt ekonomiska resultat.

•	Förlust av nyckelpersonal kan ha en väsentligt negativ effekt på vår möjlighet att sköta vår verksamhet.

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Tillgängligt försäkringsskydd, antalet framtida asbestrelaterade anspråk och det genomsnittliga förlikningsvärdet av nuvarande och framtida asbestrelaterade anspråk mot två av våra dotterbolag kan skilja sig från vad vi har uppskattat, vilket kan ha en väsentlig och negativ effekt på vår finansiella ställning, verksamhetsresultat och kassaflöde.

•

Våra internationella verksamheter lyder under USA:s och flera andra länders lagar och regler. Underlåtenhet att iaktta dessa lagar kan påverka vår förmåga att bedriva verksamhet i vissa länder och kan påverka vårt ekonomiska resultat.

•

Våra utländska dotterbolag bedriver, och kommer möjligtvis att fortsätta att bedriva, verksamhet i länder som är föremål för embargo och sanktioner från USA, däribland Iran och Syrien, och vi har en begränsad ledningstillsyn över denna verksamhet. Försummar att iaktta dessa sanktioner och embargon kan leda till tvångsåtgärder eller andra myndighetsåtgärder.

•	Om vi inte lyckas följa tillsynsregler avseende export kan vi bli föremål för omfattande böter eller andra påföljder.

•

Cirka 44 procent av våra anställda representeras av utländska fackförbund. Om de representationskommittéer, som är ansvariga för att å våra vägnar förhandla med dessa fackförbund, inte är framgångsrika i att förhandla fram nya och godtagbara avtal när de befintliga avtalen med våra fackanslutna anställda löper ut, kan vi komma att erfara avbrott i verksamheten eller ökade kostnader.

•	Vår tillverkningsverksamhet är föremål för möjliga rättegångsprocesser avseende produktansvar, vilket kan skada vår verksamhet.

•

Som tillverkare är vi föremål för en mängd miljö-, hälso- och säkerhetslagar som kan vara kostsamma att efterfölja. Om vi inte lyckas att iaktta sådana regler kan vi därtill hållas ansvariga, vilket kan leda till böter och kostnader för att avhjälpa brister i vårt agerande.

•

Som nuvarande eller tidigare ägare eller förvaltare av fast egendom, eller på grund av genererat avfall, kan vi bli föremål för skadeanspråk avseende miljöförstöring, oavsett om vi orsakat sådan förstöring eller ej.

•	Om vi inte lyckas skydda våra varumärken, firmanamn och teknologier kan vår verksamhet och vårt ekonomiska resultat påverkas.

•

Om vi är oförmögna att genomföra vår uppskattning avseende tillräckligheten av vår internkontroll över redovisning per den 31 december 2009, vilket krävs enligt paragraf 404 i Sarbanes-Oxley Act från 2002, eller om väsentliga svagheter identifieras och rapporteras, kan investerare förlora tilltron till pålitligheten i våra årsredovisningar, vilket kan leda till en minskning av värdet på era investeringar och försvåra för oss att anskaffa kapital i framtiden.

•	Vissa av våra aktieägare kan utöva väsentligt inflytande på oss.

•

Vi avser att använda en stor del av nettointäkterna från detta erbjudande till att återbetala utestående skulder i enlighet med vår befintliga kreditfacilitet, betala tidigare fastställda men outbetalda utdelningar, betala en utdelning som förväntas fastställas före detta erbjudandes fullbordande, kompensera de säljande aktieägarna för den emissionsrabatt som ges vid försäljningen av de aktier som de säljer, och betala bonusar till vissa ledande befattningshavare.

•	Framtida försäljningar av våra aktier efter detta erbjudande, eller uppfattningen att sådana försäljningar kommer att ske, kan påverka våra aktiers marknadspris negativt.

•	Vi avser inte att utbetala kontanta utdelningar på våra stamaktier inom en förutsebar framtid.

•	Investerare i detta erbjudande kommer att erfara omedelbar utspädning i materiellt bokfört nettovärde per aktie.

•	Våra stamaktier har inte någon tidigare publik marknad och vårt aktievärde kan vara ostadigt och kan komma att falla efter detta erbjudande.

•	Bestämmelser i våra stiftelseurkunder samt i den amerikanska delstaten Delawares lagar kan försena eller hindra ett förvärv av vårt bolag, vilket kan minska värdet på era aktier.

•	Det kan finnas begränsningar i våra möjligheter att till fullo utnyttja vår nettoförlust och våra ackumulerade förlustavdrag i framtiden.

PROSPECTUS SUMMARY

The following summary is to be read as an introduction to this prospectus. This summary is qualified in its entirety by the more detailed information and the consolidated financial statements and related notes appearing elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the section entitled “Risk Factors,” our consolidated financial statements and the related notes, before making an investment decision. Colfax Corporation assumes responsibility for the contents of the summary of this prospectus. Colfax Corporation can, however, only be held liable for the contents of the summary if the summary is misleading, incorrect or contradictory when read in conjunction with other sections of the prospectus. When asserting legal claims based on the information contained in the prospectus, an investor acting as plaintiff may have to bear the costs of translating the prospectus prior to commencement of the court case pursuant to the statutes of the individual member states of the European Economic Area.

Our Business

We are a global supplier of a broad range of fluid handling products, including pumps, fluid handling systems and specialty valves. We believe that we are a leading manufacturer of rotary positive displacement pumps, which include screw pumps, gear pumps and progressive cavity pumps. We have a global manufacturing footprint, with production facilities in Europe, North America and Asia, as well as worldwide sales and distribution channels. Our products serve a variety of applications in five strategic markets: commercial marine, oil and gas, power generation, global navy and general industrial. We design and engineer our products to high quality and reliability standards for use in critical fluid handling applications where performance is paramount. We also offer customized fluid handling solutions to meet individual customer needs based on our in-depth technical knowledge of the applications in which our products are used. Our products are marketed principally under the Allweiler, Fairmount, Houttuin, Imo, LSC, Portland Valve, Tushaco, Warren, and Zenith brand names. We believe that our brands are widely known and have a premium position in our industry. Allweiler, Houttuin, Imo and Warren are among the oldest and most recognized brands in the markets in which we participate, with Allweiler dating back to 1860.

We serve a global customer base across multiple markets through a combination of direct sales and marketing associates and third-party distribution channels. Our customer base is highly diversified and includes commercial, industrial, marine and governmental customers such as Alfa Laval, Cummins, General Dynamics, Hyundai Heavy Industries, Siemens, Solar Turbines, Thyssenkrupp, the U.S. Navy and various sovereign navies around the world. We have a large installed base, which, combined with the critical nature of the applications in which our products are used, leads to a tendency for our customers to replace “like for like” products. This tendency leads to significant aftermarket demand for replacement products as well as for spare parts and maintenance service.

We employ a comprehensive set of tools and processes known as the Colfax Business System, or CBS. CBS is a disciplined strategic planning and execution methodology designed to achieve excellence and world-class financial performance in all aspects of our business by focusing on the Voice of the Customer and continuously improving quality, delivery and cost.

We have an experienced management team that has established a focused industrial manufacturing business with strong market positions within the fluid handling industry. We believe we are well positioned to continue to grow by enhancing our product offerings and expanding our customer base in each of our strategic markets. We also have successfully completed and integrated several acquisitions and expect to continue to pursue acquisitions of complementary businesses that will broaden our product portfolio, expand our geographic footprint or enhance our position in our strategic markets.

Our Market Opportunity

The global fluid handling industry is highly fragmented, with over 10,000 companies competing across numerous markets and sectors of the economy. Because fluid handling products often are used in critical applications, we believe the most successful industry participants are those that have the technical capabilities to meet customer specifications, offer products with reputations for quality and reliability and can provide timely delivery and strong aftermarket support.

We believe there is strong growth potential for our products and services in our strategic markets, which are global in nature and have a need for highly engineered, critical fluid handling solutions. We believe that our global presence positions us to compete successfully in all of our markets throughout the world.

Our Competitive Strengths

We believe that the following competitive strengths position us as a premium provider of fluid handling products and will contribute to our future growth:

•

Strong Market Positions, Broad Product Portfolio and Leading Brands.    We believe that we are a leading manufacturer of rotary positive displacement pumps, which include screw pumps, gear pumps and progressive cavity pumps. We offer a broad portfolio of fluid handling products that fulfill critical needs of customers across numerous industries. Our brands are among the oldest and most recognized in the markets in which we participate.

•

Strong Application Expertise.    We believe that our reputation for quality and technical expertise positions us as a premium supplier of fluid handling products. With over 140 years of experience, we have significant expertise in designing and manufacturing fluid handling products that are used in critical applications, such as lubricating power generation turbines, transporting crude oil through pipelines and transferring heavy fuel oil in commercial marine vessels.

•

Extensive Global Sales, Distribution and Manufacturing Network.    We sell our products through over 300 direct sales and marketing associates and more than 450 authorized distributors in 79 countries. We believe that our global reach within the highly fragmented, worldwide fluid handling industry provides us with an ability to better serve our customers. Our European, North American and Asian manufacturing capabilities provide us with the ability to optimize material sourcing, transportation and production costs and lower foreign currency risk.

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We Use CBS to Continuously Improve Our Business.    CBS is our business system designed to encourage a culture of continuous improvement in all aspects of our operations and strategic planning. Modeled on the Danaher Business System, CBS focuses on conducting root-cause analysis, developing process improvements and implementing sustainable systems. Our approach addresses the entire business, not just manufacturing operations.

•

Large Installed Base Generating Aftermarket Sales and Service.    With a product history dating back to 1860, we have a significant installed base across numerous industries. Because of the critical applications in which our products are used and the high quality and reliability of our products, we believe there is a tendency for our customers to replace “like for like” products. This tendency leads to significant aftermarket demand for replacement products as well as spare parts and for repair and maintenance service. In the year ended December 31, 2007, we estimate that approximately 25% of our revenues were derived from aftermarket sales and services.

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Broad and Diverse Customer Base.    Our customer base spans numerous industries and is geographically diverse. Approximately 66% of our sales in 2007 were derived from operations outside of the U.S. In addition, no single customer represented more than 3% of our sales during that period.

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Management Team with Extensive Industry Experience and Focus on Strategic Development.    We are led by a senior management team with an average of over 20 years of experience in industrial manufacturing. John A. Young, our President and Chief Executive Officer, is one of our founders and played a key role in developing the acquisition strategy that formed our company. Since 1995, as part of this strategy, we have acquired 12 companies and divested businesses that do not fit within our long-term growth strategy.

Our Growth Strategy

We intend to continue to increase our sales, expand our geographic reach, broaden our product offerings and improve our profitability through the following strategies:

•

Apply CBS to Drive Profitable Sales Growth and Increase Shareholder Value.    The core element of our management philosophy is CBS, which we implement in each of our businesses. CBS is a strategic planning and execution methodology designed to achieve world-class excellence in all aspects of our business. CBS focuses our organization on continuous improvement and performance goals by empowering our associates to develop innovative strategies to meet customer needs. Rather than a static process, CBS continues to evolve as we benchmark ourselves against best-in-class industrial companies.

•	Execute Market Focused Strategies. We believe that our five strategic markets are attractive due to their ongoing capital expenditure requirements, growth rates and global nature.

•

Commercial Marine—We intend to continue to increase our installed base of products and grow our aftermarket sales and service revenues. We also intend to expand our capabilities in the Asia Pacific region by utilizing our Chinese and Indian facilities to offer locally manufactured products, reduce production costs and provide local customer service and support.

•

Oil and Gas—We intend to continue our strategy of offering oil and gas customers increased efficiency and lower total cost of ownership by replacing legacy products currently in use with our more efficient products. We also intend to capture the growing need for complex turnkey systems through the development of solutions that can undertake the difficult task of handling varying mixtures of heavy crude oil, natural gas and water at the same time. We intend to continue to target the fast growing oil and gas markets around the world, including Asia and developing nations.

•

Power Generation—We intend to use our extensive expertise in power generation applications to continue our growth as a provider of turnkey systems in this market. We also intend to use our global presence to strengthen relationships with large original equipment manufacturers.

•

Global Navy—We intend to continue to design, develop and manufacture high value fluid handling systems to meet the needs of evolving naval requirements worldwide. For example, we are currently working with the U.S. Navy to incorporate advanced electronics and controls into our products, and we are also focused on expanding our repair and service capabilities for naval customers.

•

General Industrial—We intend to continue to apply our application expertise to supply our customers in diverse industries such as chemicals, pulp and paper processing and commercial construction with a portfolio of products that can solve their most critical fluid handling needs. We also intend to grow our presence in the general industrial market by targeting new applications for our existing products, deploying regionally focused strategies and utilizing our global presence and sales channels to sell our solutions worldwide.

•

Target Fast Growing Regions by Leveraging Our Global Manufacturing, Sales and Distribution Network.    We intend to continue to utilize our strong global presence and worldwide network of distributors to capitalize on growth opportunities by selling regionally developed and marketed products and solutions throughout the world. As our customers have become increasingly global in scope, we have increased our global reach to serve our customers by maintaining a local presence in numerous markets and investing in sales and marketing capabilities worldwide. For example, we have recently expanded our manufacturing capabilities by establishing a plant in China and acquiring an Indian manufacturer of fluid handling products.

•

Develop New Products, Applications and Technologies.    We will continue to engineer our key products to meet the needs of new and existing customers and also to improve our existing product offerings to strengthen our market position. We intend to develop technological, or “SMART,” solutions, which incorporate advanced electronics, sensors and controls, through the use of our Voice of the Customer process to solve specific customer needs. We believe our SMART solutions will reduce our customers’ total cost of ownership by providing real-time diagnostic capabilities to minimize downtime, increase operational efficiency and avoid unnecessary costs.

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Grow Our Offerings of Systems and Solutions.    We will continue to provide high value added fluid handling solutions by utilizing our engineering and application expertise and our brand recognition and sales channels to drive incremental revenue. We intend to establish regional system manufacturing capabilities to address our customers’ desire to purchase turnkey modules and their preference for outsourced assembly. Part of our strategy is to continue to seek a greater share of overall project value by providing complete systems and solutions, particularly where we control project design.

•

Continue to Pursue Strategic Acquisitions that Complement Our Platform.    We believe that the fragmented nature of the fluid handling industry presents substantial consolidation and growth opportunities for companies with access to capital and the management expertise to execute a disciplined acquisition and integration program. We believe that we can identify a number of attractive acquisition candidates in the future and that strategic acquisition growth will give us a competitive advantage over small competitors through greater purchasing power, a larger global sales and distribution network and a broader portfolio of products and services.

Other Information

Company Information

We were organized as a Delaware corporation in 1998. Our principal executive offices are located at 8730 Stony Point Parkway, Suite 150, Richmond, Virginia 23235, United States, and our main telephone number at that address is +1 (804) 560-4070. Our corporate website address is www.colfaxcorp.com. The contents of our website are not a part of this prospectus.

Management

Upon completion of this offering, we will have an authorized board of directors consisting of 8 members, a majority of whom will be independent.

The following table lists our current executive officers, directors, key employees and those who will become executive officers and directors upon consummation of the offering.

Name	Position
John A. Young	President and Chief Executive Officer and Director
G. Scott Faison	Senior Vice President, Finance and Chief Financial Officer
Thomas M. O’Brien	Senior Vice President, General Counsel and Secretary
Michael K. Dwyer	Senior Vice President, General Manager - Asia Pacific
Steven W. Weidenmuller	Senior Vice President, Human Resources

Joseph B. Niemann	Senior Vice President, Marketing and Strategic Planning
William E. Roller	Senior Vice President, General Manager - Americas
Mario E. DiDomenico	Senior Vice President, General Manager - Engineered Products
Dr. Michael Matros	Senior Vice President, General Manager - Allweiler
Mitchell P. Rales	Director
Steven M. Rales(1)	Director
Patrick W. Allender	Director Nominee
C. Scott Brannan	Director Nominee
Joseph O. Bunting III	Director Nominee and Vice President
Thomas S. Gayner	Director Nominee
Clay Kiefaber	Director Nominee
Rajiv Vinnakota	Director Nominee

(1)	Steven M. Rales has submitted his resignation as a director effective immediately prior to the effective time of the registration statement.

Auditors

Our auditors are Ernst & Young LLP, an independent registered public accounting firm, One James Center, Suite 1000, 901 E. Cary Street, Richmond, VA, 23219, United States of America.

Share Capital

Upon the completion of this offering, our authorized capital stock will consist of 200,000,000 shares of common stock, $ 0.001 par value per share and 10,000,000 shares of preferred stock, $ 0.001 par value per share. Immediately after the completion of the offering, 41,229,588 shares of common stock and no shares of preferred stock will be outstanding.

Related Party Transactions

Upon completion of this offering, we intend to adopt a related person transactions policy pursuant to which our executive officers, directors and principal stockholders, including their immediate family members, will not be permitted to enter into a related person transaction with us without the consent of our audit committee, another independent committee of our board of directors or the full board.

We pay a quarterly management fee of $250,000 to Colfax Towers, Inc., an entity that is wholly owned by Mitchell Rales and Steven Rales. Joseph Bunting, currently a Vice President and a director nominee, serves as an officer of Colfax Towers. Payment of this management fee is to be discontinued following this offering. In April 2005, in connection with the sale of our power transmission business, we redeemed shares of our Series A Convertible Preferred Stock from each of Mitchell Rales and Steven Rales for an aggregate price of $82,000,000. We have entered into a registration rights agreement, dated May 30, 2003 with two of our directors and principal stockholders Mitchell Rales and Steven Rales, pursuant to which they are entitled to rights with respect to the registration of certain of their shares following this offering under the Securities Act. We have entered into an amended and restated stockholders’ agreement with a number of our stockholders, which terminates by its terms upon the completion of this offering. We have agreed to reimburse the selling stockholders, Mitchell and Steven Rales and certain entities wholly owned by them, for the underwriting discount on the shares sold by them. We have further agreed to pay to our selling stockholders certain declared but unpaid dividends out of the proceeds of this offering. We intend to enter into indemnification agreements with our directors and executive officers.

Trademarks

We have rights to a variety of trade names, service marks and trademarks for use in our business, including Colfax, Allweiler, Fairmount, Houttuin, Imo, LSC, Portland Valve, Tushaco, Warren and Zenith in the U.S. and, where appropriate, in other countries. This prospectus also includes product names and other trade names and service marks owned by us and other companies. The trade names and service marks of other companies are the property of those other companies.

The Offering

Common stock offered by us	7,825,947 shares(1)

Common stock offered by the selling stockholders	10,924,053 shares(1)

The offering consists of a public offering of the shares in the United States, Germany and Sweden, and an international private placement elsewhere. The public offering in Germany and Sweden covered by this prospectus consists solely of an offering of our common stock to our employees as well as to certain distributors, customers, business associates and related persons in a process called “Reserved Share Offering.”

Common stock outstanding after the offering	41,229,588 shares

Initial public offering price; price range	The initial public offering price will be determined following the expiration of the bookbuilding period and is expected to take place on or about May 7, 2008. The price range within which institutional investors may submit purchase orders in the bookbuilding process is intended to be $15.00 to $17.00.

For purposes of the Reserved Share Offering, the initial public offering price is expected to be published in the Frankfurter Allgemeine Zeitung, a newspaper of record in Frankfurt am Main, as soon as practicable after the pricing date, in compliance with the German Securities Prospectus Act.

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $111.3 million based on the midpoint of the price range set forth on the cover page of this prospectus. We intend to use these net proceeds to repay $38.2 million of indebtedness outstanding under our credit facility, to pay dividends to existing preferred stockholders that have been declared but unpaid in the amount of $35.1 million, to pay special bonuses of approximately $22.5 million to certain of our executives under previously adopted executive compensation plans and approximately $11.8 million to reimburse the selling stockholders for the underwriting discount incurred on the shares sold by them in this offering. We also intend to declare a dividend payable from the proceeds of this offering to preferred stockholders of record immediately prior to the consummation of this offering. This dividend will accrue from January 1, 2008 through the consummation of this offering at a rate equal to LIBOR plus 2.5% of the original purchase price of our issued and outstanding preferred stock. Assuming a closing date of May 12, 2008 for this offering, the amount of this dividend would be $3.7 million. We intend to use the balance, if any, of the proceeds for working capital and other general corporate purposes.

We will not receive any of the proceeds from the sale of shares by the selling stockholders.

Affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, which we refer to as Merrill Lynch, UBS Securities LLC and Banc of America Securities LLC, underwriters in this offering, are parties to our credit facility. The affiliates of Merrill Lynch and Banc of America Securities LLC will receive approximately $3.6 million and $1.5 million, respectively, of the proceeds used to pay a portion of the indebtedness outstanding under our credit facility.

Reserved Share Offering

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 937,500 shares offered by this prospectus for sale to some of our directors, officers, employees, distributors, customers, business associates and related persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not confirmed for purchase by 9:00 am New York time on the day following the day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares.

In order to participate in the Reserved Share Offering, you must have been indicated by us to the underwriters as being an eligible participant. All full time employees, to the extent permitted by applicable law, and certain other persons have been named by us as participants to the underwriters.

The offer period for participants under the Reserved Share Offering is expected to be from the day after the publication date of this prospectus until May 7, 2008. If you have received notice from us that you are an eligible participant, you must submit your “indication of interest” on or before May 2, 2008 in accordance with the instructions contained therein, at which time the underwriters will open a brokerage account in your name.

If shares have been allocated to you for purchase when we determine the initial public offering price, and you confirm your interest to purchase the shares, you will be responsible for payment no later than the closing date (expected to be May 12, 2008).

Delivery and Settlement	Delivery of the allotted shares against payment of the initial public offering price and the customary securities commission is expected to take place on or about May 12, 2008.

Listing	We intend to list our common stock on the NYSE under the trading symbol “CFX.”

The number of shares outstanding after the offering includes 593,659 vested restricted stock units that will be granted upon consummation of this offering and excludes up to 5,906,341 remaining shares reserved for issuance under our 2008 omnibus incentive plan. Unless we indicate otherwise, the information in this prospectus:

•	reflects a 13,436.22841 - for -1 split of our outstanding common stock that occurred on April 21, 2008;

•	assumes the conversion of all of our outstanding preferred stock into common stock upon completion of this offering;

•	assumes the application of the net proceeds of this offering,

•	assumes the filing of our restated certificate of incorporation and the adoption of our amended and restated bylaws immediately before the completion of this offering;

•	assumes that the initial public offering price of the common stock will be $16.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus; and

•	assumes that the underwriters do not exercise their overallotment option to purchase up to an additional 2,812,500 shares from us.

(1)	The total number of shares being offered by us and the selling stockholders is 18,750,000, assuming no exercise of the underwriters’ overallotment option. While the total number of shares being offered will not change, the number of shares shown as being offered by the us (7,825,947) and the selling stockholders (10,924,053) is an estimate and may change based on the initial per share offering price. The estimated number of shares of common stock shown as being offered by us and the selling stockholders is based upon an assumed offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus. The number of shares offered by the selling stockholders is calculated by dividing $174.8 million (the original issue price of the preferred stock) by the initial per share offering price. The number of shares being offered by us is calculated by subtracting the number of shares offered by the selling stockholders from 18,750,000, the total number of shares being offered.

Summary Consolidated Financial and Other Information

The following table sets forth our summary consolidated financial and other information as of the dates for the periods indicated. The financial data for each of the three years in the period ended December 31, 2007 are derived from our consolidated financial statements, which have been audited by Ernst & Young LLP.

You should read this information in conjunction with the consolidated financial statements and the notes to those consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	Year ended December 31,
Dollars in thousands, except per share amounts	2007	2006	2005
Statement of Operations Data:
Net sales	$506,305	$393,604	$345,478
Cost of sales	330,714	256,806	222,353

Gross profit	175,591	136,798	123,125
Selling, general and administrative expenses	98,500	80,103	74,594
Research and development expenses	4,162	3,336	2,855
Legacy asbestos (income) expense	(50,346)	33,816	18,112

Operating income	123,275	19,543	27,564

Interest expense	19,246	14,186	9,026
Provision for income taxes	39,147	3,866	6,907

Income from continuing operations	64,882	1,491	11,631

Net income	64,882	94	12,247

Earnings (loss) per share from continuing operations—basic and diluted(1)	$1.79	$0.07	$(0.09)

Dollars in thousands	As of December 31, 2007
	Actual	As Adjusted(2)
Balance Sheet Data:
Cash and cash equivalents	$48,093	48,093
Goodwill and intangibles, net	185,353	185,353
Asbestos insurance asset, including current portion	305,228	305,228
Total assets	896,540	896,540
Total current liabilities	148,374	148,374
Asbestos liability, including current portion	376,233	376,233
Total debt, including current portion	206,493	168,367

	Year ended December 31,
Dollars in thousands	2007	2006	2005
Other Data:
EBITDA(3)(4)	$138,514	$29,627	$39,610

(1)	Computed based on income from continuing operations available to holders of common stock.
(2)

As adjusted to give effect to our sale of common stock in this offering at an assumed offering price of $16.00 per share, which is the midpoint of the price range, and the receipt and application of the net proceeds thereof as described above in this prospectus summary under “The Offering—Use of Proceeds.”

(3)	EBITDA includes legacy asbestos (income) expense of $(50,346), $33,816 and $18,112 for the years ended December 31, 2007, 2006 and 2005, respectively, and discontinued operations expense (income) of $1,397 and $(616) for the years ended December 31, 2006 and 2005, respectively.
(4)	We are presenting EBITDA because we believe that it provides useful information to investors about us, our business and our financial condition. We define EBITDA as net income before the effects of interest expense, taxes, depreciation and amortization. We believe EBITDA is useful to investors because it is one of the measures used by our board of directors and management to evaluate our business, including in our internal management reporting, budgeting and forecasting processes, in comparing our operating results across our business as well as to those of our competitors and other companies in our industry, as an internal profitability measure, as a component in evaluating our ability and the desirability of making capital expenditures and significant acquisitions and as an element in determining executive compensation. Further, EBITDA and similar measures are widely used by investors, rating agencies and securities analysts as a key measure to compare companies in our industry and debt-service capabilities.

EBITDA is not a measurement of financial performance or liquidity under GAAP and should not be considered as an alternative to net income or any other indicator of operating performance or as an alternative to cash flow from operating activities or any other measure of liquidity derived in accordance with GAAP. Because EBITDA is calculated before recurring cash charges including interest expense and taxes, and is not adjusted for capital expenditures or other recurring cash requirements of the business, it should not be considered as a measure of discretionary cash available to invest in the growth of the business. There are a number of material limitations to the use of EBITDA as an analytical tool, including the following:

•	EBITDA does not reflect our interest expense;

•	EBITDA does not reflect our tax expense or the cash requirements to pay our taxes; and

•

although depreciation and amortization are non-cash expenses in the period recorded, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA does not reflect the cash requirements for such replacement.

We compensate for these limitations by relying primarily on our GAAP financial measures and by using EBITDA only supplementally. We believe that consideration of EBITDA, together with a careful review of our GAAP financial measures, is the most informed method of analyzing our company.

The following table reconciles net income to EBITDA:

	Year ended December 31,
Dollars in thousands	2007	2006	2005
Net income	$64,882	$94	$12,247
Interest expense	19,246	14,186	9,026
Provision for income taxes	39,147	3,866	6,907
Depreciation and amortization	15,239	11,481	11,430

EBITDA	$138,514	$29,627	$39,610

Recent Developments

We estimate that our net sales for the three months ended March 28, 2008 were between $130.0 million and $131.0 million. We estimate that operating income(1) for the three months ended March 28, 2008 was between $14.6 million and $15.0 million. We estimate that orders for the three months ended March 28, 2008 were approximately $180.3 million and that our order backlog as of March 28, 2008 was approximately $353.6 million. Our estimates of the foregoing are based upon our preliminary analysis of anticipated results and actual results may be significantly different.

(1)

We estimate operating income includes approximately $3.4 million in legacy asbestos expense, which is comprised of $3.1 million in legal cost related to litigation against our asbestos insurers and $0.3 million in liability and defense cost related to asbestos claims.

Summary of Risk Factors

We are exposed to several risks, one or more of which could severely impair the financial condition of Colfax. In summary, these are:

•	The majority of our sales are derived from international operations. We are subject to specific risks associated with international operations.

•	Significant movements in foreign currency exchange rates may harm our financial results.

•	We are dependent on the availability of raw materials, as well as parts and components used in our products.

•	The markets we serve are highly competitive and some of our competitors may have resources superior to ours. Responding to this competition could reduce our operating margins.

•

Acquisitions have formed a significant part of our growth strategy in the past and are expected to continue to do so. If we are unable to identify suitable acquisition candidates or integrate the businesses we acquire or realize the intended benefits, our growth strategy may not succeed. Acquisitions involve numerous risks, including risks related to integration and undisclosed or underestimated liabilities.

•

We may require additional capital to finance our growth. If the terms on which the additional capital is available are unsatisfactory or if the additional capital is not available at all, we may not be able to pursue our growth strategy.

•	A material disruption at any of our manufacturing facilities could adversely affect our ability to generate sales and meet customer demand.

•	Changes in the general economy and the cyclical nature of our markets could harm our operations and financial performance.

•	The loss of key management could have a material adverse effect on our ability to run our business.

•

Available insurance coverage, the number of future asbestos-related claims and the average settlement value of current and future asbestos-related claims of two of our subsidiaries could be different than we have estimated, which could materially and adversely affect our financial condition, results of operation and cash flow.

•

Our international operations are subject to the laws and regulations of the United States and many foreign countries. Failure to comply with these laws may affect our ability to conduct business in certain countries and may affect our financial performance.

•

Our foreign subsidiaries have done and may continue to do business in countries subject to U.S. sanctions and embargoes, including Iran and Syria, and we have limited managerial oversight over those activities. Failure to comply with these sanctions and embargoes may result in enforcement or other regulatory actions.

•	If we fail to comply with export control regulations, we could be subject to substantial fines or other sanctions.

•

Approximately 44% of our employees are represented by foreign trade unions. If the representation committees responsible for negotiating with these unions on our behalf are unsuccessful at negotiating new and acceptable agreements when the existing agreements with our employees covered by the unions expire, we could experience business disruptions or increased costs.

•	Our manufacturing business is subject to the possibility of product liability lawsuits, which could harm our business.

•

As a manufacturer, we are subject to a variety of environmental and health and safety laws for which compliance could be costly. In addition, if we fail to comply with such laws, we could incur liability that could result in penalties and costs to correct any non-compliance.

•

As the present or former owner or operator of real property, or generator of waste, we could become subject to liability for environmental contamination, regardless of whether we caused such contamination.

•	Failure to maintain and protect our trademarks, trade names and technology may affect our operations and financial performance.

•

If we are unable to complete our assessment as to the adequacy of our internal controls over financial reporting as of December 31, 2009 as required by Section 404 of the Sarbanes-Oxley Act of 2002, or if material weaknesses are identified and reported, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of your investment and make it more difficult for us to raise capital in the future.

•	Some of our stockholders may exert significant influence over us.

•

We intend to use a large portion of the net proceeds of this offering to repay indebtedness outstanding under our existing credit facility, pay previously declared and unpaid dividends, pay a dividend expected to be declared prior to consummation of the offering, reimburse the selling stockholders for the underwriting discount incurred on the shares sold by them and pay bonuses to certain executives.

•	Future sales of our shares after this offering, or the perception that such sales could occur, could negatively affect the market price of our stock.

•	We have no intention of paying cash dividends on our common stock in the foreseeable future.

•	Investors in this offering will experience immediate dilution in net tangible book value per share.

•	Our common stock has no prior public market, and our stock price could be volatile and could decline after this offering.

•	Provisions in our charter documents and Delaware law may delay or prevent an acquisition of our company, which could decrease the value of your shares.

•	There may be limitations on our ability to fully utilize our net operating loss and minimum tax credit carryforwards in future periods.